Voting Results of a Special Shareholder Meeting (Unaudited):

A special meeting of shareholders for the Victory Investment Quality Bond Fund was held on September 13, 2001. The shareholders voted on a proposal to reorganize the Victory Investment Quality Bond Fund into the Victory Intermediate Income Fund. The following is the results of the shareholder voting for the meeting (amounts in thousands).

				   For    Against Abstain  Election Results

Investment Quality Bond - Class A  7,958   8       166          Passed
Investment Quality Bond - Class G     22   0        0           Passed

A special meeting of shareholders for the Victory U.S. Government Obligations Fund was held on September 13, 2001. Since quorum had not been reached at the time of the meeting, the meeting was rescheduled for September 27, 2001 to allow for further solicitation of votes. At the September 27, 2001 meeting the shareholders voted on a proposal to reorganize the Victory U.S. Government Obligations Fund into the Victory Gradison Government Reserves Fund. The following is the results of the shareholder voting for the meeting (amounts in thousands).

					For      Against  Abstain
							 Election Results

U.S. Government Obligations - Investor  214,851   5,188       24
							Passed
U.S. Government Obligatins - Select     881,170  18,671   17,174
							Passed